Exhibit 99.3

DUNDEE CORPORATION

MANAGEMENT’S DISCUSSION AND ANALYSIS
 March 31, 2009

DUNDEE CORPORATION
Management’s Discussion and Analysis

Dundee Corporation (the “Company” or “Dundee Corporation” or “we”) is an asset management company dedicated to private wealth management, real estate and resources.  Certain of these activities are carried out directly, through wholly or partially owned subsidiaries, while others are undertaken through equity accounted or portfolio investment holdings.  Dundee Corporation’s investment holdings include publicly listed and private companies in a variety of sectors, as well as investments in liquid securities such as mutual funds.  The Company is listed on the Toronto Stock Exchange (“TSX”) under the symbol DC.A.

This Management’s Discussion and Analysis has been prepared with an effective date of May 14, 2009 and should be read in conjunction with the audited consolidated financial statements of the Company, including the notes thereto, as at and for the year ended December 31, 2008 (“2008 Audited Consolidated Financial Statements”) and the unaudited interim consolidated financial statements for the three months ended March 31, 2009.  Financial data has been prepared in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”) unless otherwise specified.  All amounts are in Canadian dollars, unless otherwise specified.

The Company holds investments in various industry sectors and our ownership interest in these investments is established through different, and sometimes complex structures.  Our investments are accounted for as follows:
(i)
Available-for-sale (“AFS”) securities are carried on the balance sheet at fair value with unrealized gains and losses included in accumulated other comprehensive income (“AOCI”).  When an unrealized loss on an investment is determined to be other-than-temporary, the unrealized loss in AOCI is removed and an impairment is recognized on the investment through net earnings.

(ii)
The carrying values of our investments that are classified as equity accounted investees are adjusted by our share of earnings or losses in the investee, and by any dilution in ownership.  Our share of earnings or losses from equity accounted investees is reported in our consolidated statements of operations as “Share of earnings (losses) of equity accounted investees”.  In addition, we may recognize a fair value adjustment against the carrying values of our equity accounted investments if their fair value falls below their carrying value and we determine that the decrease in fair value is other-than-temporary in nature.

(iii)
Our subsidiaries are not recorded as individual investments.  Instead, these subsidiaries are consolidated in these financial statements, and 100% of the investments’ accounts are recorded on a line-by-line basis in our own consolidated balance sheets and consolidated statements of operations, subject to non-controlling interest.

OPERATING SEGMENTS AND SIGNIFICANT INVESTMENTS

Wealth Management
The wealth management segment includes the operations of our subsidiary, DundeeWealth Inc. (“DundeeWealth”).   DundeeWealth is a Canadian owned, independent wealth management company that provides diversified wealth management and investment solutions including alternative and tax-advantaged products, capital markets and advisory services to financial advisors, institutions, corporations and foundations, and innovative wealth management through independent financial advisors across Canada.  DundeeWealth is listed on the TSX under the symbol DW.  Additional information regarding DundeeWealth may be accessed at www.dundeewealth.com.

Our wealth management segment also includes our recently established wholly owned subsidiary, Ravensden Asset Management Inc., (“Ravensden”) which is registered as an Investment Counsel and Portfolio Manager in the province of Ontario, as well as our international banking activities, which are carried out through offices in Bermuda and the Cayman Islands.

Real Estate
The real estate segment includes the operations of our 75% interest in Dundee Realty Corporation (“Dundee Realty”), a company operating in the real estate asset management business, with activities in a land and housing business in Canada and the United

DUNDEE CORPORATION

States.  Land and housing activities are supplemented by a portfolio of select income generating properties and by our 20% interest in Dundee Real Estate Investment Trust (“Dundee REIT”) (www.dundeereit.com).

Resources
Activities in our resources segment are carried out through Dundee Resources Limited (“Dundee Resources”), a wholly owned subsidiary of the Company.  Operations in our resources segment are carried out through our 53% interest in Eurogas Corporation (“Eurogas”) (www.eurogascorp.com),  which is involved in natural gas storage activities in Spain, as well as our 53% interest in Eurogas International Inc. (“EII”), which carries out oil and gas exploration and development activities in  Tunisia.  The resources segment includes various other portfolio holdings, including our 20% interest in Dundee Precious Metals Inc. (“Dundee Precious”) (www.dundeeprecious.com), and our 25% interest in Breakwater Resources Ltd. (“Breakwater”) (www.breakwater.ca), both of which are accounted for on an equity basis.

Other Investments and Corporate Costs
Our remaining investments and the operating results from these investments have been included in the other investments and corporate costs segment.  These investments include both publicly traded and private companies in a variety of sectors as well as liquid securities such as mutual funds.  This segment also includes general corporate overhead costs, interest and stock based compensation costs of the Company that are not specifically allocated to any operating division.

Significant Investments
The following table lists the more significant investments in our portfolio, including our percentage ownership interest, the accounting treatment used to account for each investment, the book value of the investment (other than for consolidated subsidiaries), and the market values for investments that are publicly listed securities, determined using quoted trading prices as at March 31, 2009.

(in thousands of dollars except percentages)
				31-Mar-09	31-Dec-08
	Accounting	Book	Market	Percentage	Percentage
Investment Holding	Treatment	Value	Value (c)	Owned	Owned
Wealth Management Segment
DundeeWealth Inc. (a)	Consolidation	$ N/A	$398,514	49%	49%
Real Estate Segment
Dundee Realty Corporation	Consolidation	N/A	N/A	75%	75%
Dundee Real Estate Investment Trust (b)	Equity	93,456	53,658	20%	21%
Resources Segment
Eurogas Corporation	Consolidation	N/A	35,748	53%	53%
Eurogas International Inc.	Consolidation	N/A	4,157	53%	53%
Dundee Precious Metals Inc.	Equity	39,292	28,034	20%	20%
Breakwater Resources Ltd.	Equity	14,188	12,995	25%	25%

(a)	The Company maintains an approximate 62% voting interest in DundeeWealth.
(b)
Approximately 82% of our interest in Dundee REIT is held through units of Dundee Properties Limited Partnership (“DPLP”), with the remainder in publicly traded Dundee REIT units.  The DPLP units are convertible, at the Company’s option into units of Dundee REIT on a one-for-one basis.

(c)	See “Available-for-Sale Securities” and “Equity Accounted Investments”.

DUNDEE CORPORATION

PERFORMANCE MEASURES AND BASIS OF PRESENTATION
Our consolidated financial statements are prepared in accordance with Canadian GAAP and are reported in Canadian dollars.  We believe that important measures of our operating performance and the operating performance of our subsidiaries include certain measures that are not defined under Canadian GAAP and, as such, may not be comparable to similar measures used by other companies.  Throughout this discussion, there will be references to the following performance measures which management believes are relevant in assessing the economics of our business:

➢
“AUM” or “Assets under Management” represent the period-end market value of client assets managed by DundeeWealth on a discretionary basis and in respect of which DundeeWealth earns investment management fees and, in certain cases, performance fees.  AUM are not reflected on our consolidated balance sheets.

➢
“AUA” or “Assets under Administration” represent the approximate period-end market value of client assets administered by DundeeWealth and in respect of which DundeeWealth earns commissions, trailer service fees and administrative or other similar fees.  AUA are not reflected on our consolidated balance sheets.

➢	“EBITDA” represents earnings before interest, taxes, depreciation and amortization. We use this measure as a supplement to net earnings and cash flows.
➢
“Operating Earnings Before Interest, Taxes and Other Non-Cash Items” or “Operating EBITDA” and “Operating Loss” are set out in the consolidated statements of operations of the Company.  While these measures are non-GAAP, the Company uses them as supplementary measures to net earnings.

CONSOLIDATED RESULTS OF OPERATIONS

Three months ended March 31, 2009 compared with the three months ended March 31, 2008

Consolidated Net Loss
The net loss for the quarter ended March 31, 2009 was $8.2 million or a diluted loss per share of $0.11 compared with a net loss of $16.3 million or a diluted loss per share of $0.22 in the same period of 2008.  The loss in the comparative first quarter of 2008 included an after-tax fair value adjustment of approximately $53.9 million related to non-bank sponsored asset-backed commercial paper (“ABCP”) held by DundeeWealth.  In the current quarter, DundeeWealth recognized an after-tax adjustment of $6.4 million relating to its portfolio of collateralized loan obligations (“CLOs”).

Selected Consolidated Segmented Earnings Information

(in thousands of dollars)

For the three months ended March 31,	2009	2008
Wealth management	$(13,311)	$(42,644)
Real estate	7,109	9,674
Resources	(2,271)	(1,956)
Other investments and corporate costs	(4,060)	914
Intersegment	818	818
	(11,715)	(33,194)
Dilution gains from consolidated subsidiaries	252	423
Income taxes	3,219	16,438
Net loss from continuing operations	(8,244)	(16,333)
Gain from discontinued operations of DundeeWealth,
net of tax and non-controlling interest	-	69
Net loss	$(8,244)	$(16,264)

Consolidated revenues for the quarter ended March 31, 2009, were $199.7 million, down 25% compared with $268.0 million in the first quarter of 2008, reflecting the collapse of the market that occurred in the latter part of 2008.

DUNDEE CORPORATION

While we have seen some recent indication of reduced volatility and subsequent stabilization of equity markets generally, there is a continued lack of confidence in the market, which has significantly impacted the operations of our wealth management segment.  In spite of this turmoil however, DundeeWealth continues to experience strong net asset gathering activities, with net additions to AUM of $378 million during the first quarter of this year.  This achievement was partially offset by market depreciation of $213 million in the period as the sub-prime meltdown and liquidity crisis continued to weigh heavily on stock markets.  AUM at March 31, 2009 improved marginally to $25.6 billion, over AUM of $25.4 billion at December 31, 2008.  With both strong net asset gathering activities and DundeeWealth’s resilient approach to investment management, it successfully increased its mutual fund market share to 3.13% at March 31, 2009 from 3.03% at December 31, 2008 and 3.07% at March 31, 2008.

While remaining cognizant of the impact of the current market environment on its revenues, DundeeWealth is committed to ensuring cost efficiencies throughout every division.  To that effect, DundeeWealth is beginning to realize the cost savings associated with the integration plans that were initiated in the early part of 2008, with selling, general and administrative (“SG&A”) expenses decreasing 22% in the first quarter of 2009 compared with the same quarter of 2008.

Our real estate segment has not escaped the persistent uncertainty that continued to impact the world economy during the first quarter of 2009.  Net earnings from this segment decreased to $7.1 million for the first three months of 2009 from $9.7 million in the same period of 2008.  While profit margins have been maintained, Dundee Realty has primarily focused its resources on servicing existing development.  Statistics indicate that the number of housing starts in Canada have declined significantly in the current year.  Housing starts that occurred during this period have generally been on land inventory that had been acquired from Dundee Realty in prior years, as builders mitigate capital concerns and risk exposure by maintaining lower inventory levels.  However, if current sales volumes continue into next year, we anticipate an increased demand for our land lots and as builders progress through existing inventories, they will begin to purchase from Dundee Realty to meet demand for new homes.  Dundee Realty continues to hold land that is not currently in production, and this land is available for development, which enables Dundee Realty to benefit from the increased demand expected in order to reestablish inventory levels.

Operating losses before income taxes and non-controlling interest from our resources segment were $2.3 million in the first quarter of 2009 compared with losses of $2.2 million in the same period of 2008.  Current year losses reflect the operating results of our equity-accounted investments, including both Breakwater and Dundee Precious.  Equity losses in the first quarter of 2009 were $2.0 million compared with marginal losses from these investments of $0.3 million in the same period of 2008.  Losses increased primarily as a result of the operating profitability of our investment in Dundee Precious which saw lower gross profits from mining operations and was subject to a significant foreign exchange loss.

Available-for-Sale Securities

(in thousands of dollars)
2009
Fair value of available-for-sale securities as at December 31, 2008	$294,730
Transactions for the three months ended March 31, 2009
New investments	17,370
Proceeds from sales of securities	(15,977)
Transfer to trading securities	(157,215)
Changes in unrealized gains in available-for-sale securities	3,033
Other transactions	754
Fair value of available-for-sale securities as at March 31, 2009	$142,695
Represented by:
Collateralized loan obligations	$7,599
Mutual funds managed by a subsidiary	68,308
Other	66,788
Fair value of available-for-sale securities as at March 31, 2009	$142,695

DUNDEE CORPORATION

Following the completion of the restructuring plan granted by the Superior Court of Ontario early in the first quarter of 2009, DundeeWealth exchanged its investments in ABCP for longer-term, floating rate notes (“FRNs”) designed to match the maturities of the underlying assets.  As part of the restructuring arrangement, DundeeWealth received $12.3 million of interest in arrears, all of which was applied towards the carrying value of the investment.  DundeeWealth classified the newly acquired FRNs as held-for-trading.  Accordingly, the value of ABCP immediately prior to the restructuring was removed from the Company’s portfolio of AFS securities.

During the first quarter of 2009, we purchased AFS securities at a cost of $17.4 million, including substantial investments in the resources sector.  Proceeds from AFS securities were $16.0 million, which includes $12.3 million of interest received in respect of ABCP.  At March 31, 2009, the fair value of the Company’s portfolio of AFS securities was $142.7 million.

Equity Accounted Investments

(in thousands of dollars)
2009
Carrying value of equity accounted investments, December 31, 2008	$160,339
Transactions for the three months ended March 31, 2009
Share of losses of equity accounted investees	(1,963)
Share of other comprehensive income of equity accounted investees	1,657
Distributions received	(2,325)
Carrying value of equity accounted investments, March 31, 2009	$157,708

The market value of our equity accounted investments as at March 31, 2009 was $102.6 million, after deducting the fair value of our obligation to deliver Dundee REIT units pursuant to the terms of our Exchangeable Debentures.  As at May 13, 2009, the value of these investments, net of our obligation to deliver Dundee REIT units pursuant to the terms of the Exchangeable Debentures, had increased to approximately $144.5 million.

(in thousands of dollars except percentages)
		March 31, 2009			December 31, 2008
		Carrying	Market		Carrying	Market
	Ownership	Value	Value	Ownership	Value	Value
Breakwater Resources Ltd.	25%	$14,188	$12,995	25%	$13,560	$13,560
Dundee Precious Metals Inc.	20%	39,292	28,034	20%	37,952	29,119
Dundee Real Estate Investment Trust (a)	20%	93,456	49,593	21%	96,337	48,537
Escal UGS S.L. (b)	33%	5,975	5,975	33%	5,975	5,975
Odyssey Resources Ltd.	43%	1,478	1,193	43%	2,842	1,250
Other		3,319	4,799		3,673	3,608
		$157,708	$102,589		$160,339	$102,049

(a)	Fair value is determined net of our obligation to deliver Dundee REIT units pursuant to the terms of our Exchangeable Debentures of $9.5 million.
(b)	Our 33% interest in Escal UGS S.L. is held through Eurogas’ 74% owned subsidiary, Castor UGS Limited Partnership, giving Eurogas an effective 25% interest in Escal.

DUNDEE CORPORATION

SEGMENTED RESULTS OF OPERATIONS

(in thousands of Canadian dollars)						2009
For the three months ended March 31, 2009	Wealth Management	Real Estate	Resources	Other Investments and Corporate Costs	Intersegment	TOTAL
REVENUES
Management fees	$89,578	$-	$-	$-	$-	$89,578
Redemption fees	3,667	-	-	-	-	3,667
Financial services	60,870	-	-	253	(253)	60,870
Real estate revenue	-	44,711	-	-	-	44,711
Investment income (loss)	(790)	(150)	350	3,377	(1,927)	860
	153,325	44,561	350	3,630	(2,180)	199,686
EXPENSES
Selling, general and administrative	65,700	1,077	450	2,207	(253)	69,181
Variable compensation	40,897	-	-	-	-	40,897
Trailer service fees	25,935	-	-	-	-	25,935
Operating costs, real estate	-	31,129	-	-	-	31,129
	132,532	32,206	450	2,207	(253)	167,142
OPERATING EBITDA	20,793	12,355	(100)	1,423	(1,927)	32,544
Amortization of deferred sales commissions	21,580	-	-	-	-	21,580
Depreciation, depletion and amortization	3,357	1,250	15	484	-	5,106
Interest expense	6,766	2,075	785	4,987	(2,745)	11,868
Equity losses	-	592	1,371	-	-	1,963
Fair value adjustment on available-for-sale securities	9,046	-	-	-	-	9,046
Foreign exchange loss	848	-	-	12	-	860
Gain on exchangeable debentures	-	-	-	-	-	-
OPERATING (LOSS) EARNINGS	(20,804)	8,438	(2,271)	(4,060)	818	(17,879)
Non-controlling interest	7,493	(1,329)	-	-	-	6,164
	(13,311)	7,109	(2,271)	(4,060)	818	(11,715)
NON-SEGMENTED ITEMS
Dilution gains						252
Income taxes						3,219
Net (loss) earnings from continuing operations	(13,311)	7,109	(2,271)	(4,060)	818	(8,244)
Gain from discontinued operations of DundeeWealth,
net of tax and non-controlling interest	-	-	-	-	-	-
NET (LOSS) EARNINGS FOR THE PERIOD	$(13,311)	$7,109	$(2,271)	$(4,060)	$818	$(8,244)

(in thousands of Canadian dollars)						2008
For the three months ended March 31, 2008	Wealth Management	Real Estate	Resources	Other Investments and Corporate Costs	Intersegment	TOTAL
REVENUES
Management fees	$117,999	$-	$-	$-	$-	$117,999
Redemption fees	3,848	-	-	-	-	3,848
Financial services	88,496	-	-	437	(437)	88,496
Real estate revenue	-	50,648	-	-	-	50,648
Investment income (loss)	4,808	(135)	529	4,402	(2,581)	7,023
	215,151	50,513	529	4,839	(3,018)	268,014
EXPENSES
Selling, general and administrative	81,604	1,769	605	2,991	(437)	86,532
Variable compensation	61,004	-	-	-	-	61,004
Trailer service fees	34,279	-	-	-	-	34,279
Operating costs, real estate	-	34,870	-	-	-	34,870
	176,887	36,639	605	2,991	(437)	216,685
OPERATING EBITDA	38,264	13,874	(76)	1,848	(2,581)	51,329
Amortization of deferred sales commissions	18,974	-	-	-	-	18,974
Depreciation, depletion and amortization	3,183	953	49	616	-	4,801
Interest expense	5,562	2,530	1,080	637	(3,399)	6,410
Equity losses (earnings)	-	(640)	980	-	-	340
Fair value adjustment on available-for-sale securities	75,885	-	-	-	-	75,885
Foreign exchange loss (gain)	2,890	-	(14)	188	-	3,064
Gain on exchangeable debentures	-	-	-	(507)	-	(507)
OPERATING (LOSS) EARNINGS	(68,230)	11,031	(2,171)	914	818	(57,638)
Non-controlling interest	25,586	(1,357)	215	-	-	24,444
	(42,644)	9,674	(1,956)	914	818	(33,194)
NON-SEGMENTED ITEMS
Dilution gains						423
Income taxes						16,438
Net (loss) earnings from continuing operations	(42,644)	9,674	(1,956)	914	818	(16,333)
Gain from discontinued operations of DundeeWealth,
net of tax and non-controlling interest	69	-	-	-	-	69
NET (LOSS) EARNINGS FOR THE PERIOD	$(42,575)	$9,674	$(1,956)	$914	$818	$(16,264)

DUNDEE CORPORATION

SEGMENTED RESULTS OF OPERATIONS

Three months ended March 31, 2009 compared with the three months March 31, 2008

WEALTH MANAGEMENT SEGMENT
The wealth management segment includes our domestic wealth management activities, which operate primarily through DundeeWealth.  International wealth management activities are carried out in both Bermuda and the Cayman Islands, but their results are not material to the overall segmented results.  The discussion reflects the operating results of DundeeWealth on a stand-alone basis.

DUNDEEWEALTH

➢ RESULTS OF OPERATIONS

In the first quarter of 2009, DundeeWealth earned EBITDA of $23.0 million and incurred a net loss from continuing operations of $14.6 million.  Included in the 2009 first quarter results is a pre-tax adjustment charge of $9.0 million against the carrying value of certain AFS securities, relating to DundeeWealth’s investments in CLOs.  By comparison, DundeeWealth earned EBITDA of $38.4 million and a net loss from continuing operations of $49.7 million in the first quarter of 2008.  The net loss in the first quarter of 2008 includes a pre-tax fair value adjustment charge of $75.9 million to DundeeWealth’s carrying value of its non-bank sponsored ABCP.

During the first quarter of 2009, DundeeWealth’s AUM increased marginally to $25.6 billion, over AUM of $25.4 billion at December 31, 2008.

(in millions of dollars)
	2009	2008
AUM, Balance at January 1,	$25,426	$28,161
Gross additions	1,256	2,552
Redemptions	(878)	(1,823)
Market depreciation	(213)	(974)
Changes in discretionary AUM	20	63
AUM, Balance at March 31,	$25,611	$27,979
AUA, Balance at March 31,	21,273	31,145
Bank deposits, Balance at March 31,	5,708	3,330
Combined assets, Balance at March 31,	$52,592	$62,454

Gross additions to AUM during the quarter ended March 31, 2009 were $1.3 billion, representing a 51% decline from gross additions of $2.6 billion in the first three months of 2008, reflecting investor concerns over global equity markets following events experienced primarily during the last four months of 2008.  The decline in gross additions was offset by a 52% improvement in redemptions of these investment products, which during the first quarter of 2009, declined to $0.9 billion from $1.8 billion in the first quarter of the prior year.  DundeeWealth’s redemption rate continues to improve relative to the industry.  DundeeWealth continues to build on past performance and once again led the industry1 in long-term mutual funds net sales2 for the quarter ended March 31, 2009 and ranked fourth in overall net asset gathering activities. Net asset gathering activities were $378 million during the first three months of 2009 compared with $729 million in the first three months of 2008.

1  As measured by the Investment Funds Institute of Canada (“IFIC”)
2  Long-term mutual funds net sales represent net asset gathering activities in AUM, exclusive of net asset gathering activities in money market funds.

DUNDEE CORPORATION

(in millions of dollars)
For the three months ended March 31,	2009	% Change	2008
REVENUES
Management fees	$88.4	(24%)	$116.8
Redemption fees	3.7	(3%)	3.8
Financial services	61.4	(31%)	88.8
Other	(0.8)	(117%)	4.8
	$152.7	(29%)	$214.2

Revenues from continuing operations during the first quarter of 2009 were $152.7 million, representing a 29% decline from consolidated revenues of $214.2 million during the first quarter of 2008.  Management fee revenues during the first quarter of 2009 were $88.4 million, representing a 24% decline from management fee revenues earned in the same period of the prior year, reflecting  both the impact of a decline in the value of AUM experienced by DundeeWealth during the three months ended March 31, 2009 and a notable asset shift out of equities and into fixed income and cash, as some investors have attempted to mitigate risk by transferring some of their savings into asset classes that have traditionally been considered low risk.  Largely as a result of this asset shift, the average management fee rate earned during the first quarter of 2009, excluding acquisitions completed in mid- 2008, declined to 1.64% from 1.73% in the three months ended March 31, 2008, decreasing management fee revenues by $4.6 million.

Management fee revenues from acquisitions completed in mid-2008 were $3.1 million.  The AUM from these acquisitions consist largely of institutional accounts, which are generally subject to lower management fee rates.  On an overall basis, including AUM relating to these acquisitions, DundeeWealth’s  average management fee rate during the first quarter of 2009 was 1.45%.

Financial services activities in DundeeWealth generated a gross margin of $22.9 million in the first quarter of 2009 compared with $28.1 million in the first quarter of 2008.  Retail distribution generated 57% or $13.1 million of this gross margin, with capital markets activities responsible for the remaining 43% or $9.8 million.

As a result of curtailed investor activity in financial markets, retail commissions were $27.3 million in the first quarter of 2009 compared with $43.3 million in the prior year, a decrease of $16.0 million or approximately 37%.  Commissions from mutual fund transactions represented approximately $14.3 million or 52% of retail commissions compared with $26.3 million or 61% in 2008.  Trailer service fee revenues decreased by 37% or $15.7 million to $26.9 million in the first quarter of 2009 compared with $42.6 million in the prior year, reflecting the impact on mutual fund AUA of period-over-period market declines as well as the disposition of AUA completed in late 2008.

Financial services revenue from capital markets activities was $15.9 million in the first quarter of 2009 compared with $13.6 million in the prior year.  Corporate finance revenue declined by 33% to $5.4 million in the first quarter of 2009, compared with $8.1 million earned in the same quarter of the previous year.  This decline is consistent with reduced investment banking and merger and acquisition activities.  The mining and financial services sectors dominated corporate finance activities in the first quarter of 2009, accounting for 86% of aggregate new issue and advisory revenue.  The oil and gas sector accounted for a further 7% of revenues in 2009 with the remaining 7% spread among various sectors.  In 2009, DundeeWealth’s brokerage subsidiary participated in 35 (2008 – 49) public and private new issue transactions.  Principal trading revenue was $4.7 million in the first quarter of 2009, compared with losses of $2.1 million in the prior year, and reflects some modest reversals of market value declines since December 31, 2008.

DUNDEE CORPORATION

Operating expenses in DundeeWealth, adjusted for intersegment distribution fees, were $129.1 million during the first three months ended March 31, 2009 compared with $175.4 million during the same period last year.

(in millions of dollars)
For the three months ended March 31,	2009	% Change	2008
OPERATING EXPENSES
Selling, general and administrative	$62.9	(22%)	$80.6
Variable compensation	40.9	(33%)	61.0
Trailer service fees	25.9	(24%)	34.2
	129.7	(26%)	175.8
Intersegment distribution fees paid to Dundee Corporation	(0.6)	50%	(0.4
Total	$129.1	(26%)	$175.4

Certain expenses, such as variable compensation costs and trailer service fees, as well as the amortization of deferred sales commissions, have increased or decreased in direct correlation with the change in corresponding revenue streams or AUM levels.

SG&A costs have decreased from $80.6 million in the first quarter of 2008 to $62.9 million during the same period of 2009.  DundeeWealth is beginning to realize the cost savings from strategic organizational changes undertaken in early 2008 to improve focus, reduce duplication and better coordinate and manage support services between operating divisions in DundeeWealth.  The benefit of these cost savings were partially offset by costs associated with DundeeWealth’s acquisitions completed in mid-2008, which added $3.5 million to SG&A costs in the first quarter of 2009.

Trailer service fees are paid to brokers and financial advisors to assist them in providing ongoing support to clients who have invested in DundeeWealth’s products.  Trailer service fees are calculated as a percentage of the market value of the associated AUM and we would therefore expect to see changes in trailer service fee expense corresponding to changes in average AUM during any given period.  Excluding the acquisitions completed in mid-2008, trailer service fees paid in the first quarter of 2009 represented approximately 0.55% (2008 – 0.56%) of average AUM or 33% (2008 – 32%) of total management fee revenue generated from these assets.

On a consolidated basis, amortization of deferred sales commissions was $21.6 million in the first three months of 2009 (2008 – $19.0 million).  In the first three months of 2009, DundeeWealth paid commissions of $18.0 million (2008 – $31.6 million).  The average commission rate paid on asset gathering activities conducted on a deferred sales charge basis is approximately 4.1% (2008 – 4.2%).  For accounting purposes, DundeeWealth defers the amount of commissions paid each period and reports it as deferred sales commissions on our consolidated balance sheet.  These deferred sales commissions are then amortized on a straight-line basis over five years.

➢ CHANGES IN FINANCIAL CONDITION

Restructured Asset-Backed Commercial Paper
On January 21, 2009, and as part of the restructuring plan granted by the Superior Court of Ontario, DundeeWealth exchanged its investments in ABCP for longer-term FRNs designed to match the maturities of the underlying assets.  As part of the restructuring arrangement, payment of interest in arrears of approximately $12.3 million was made.  At closing, DundeeWealth received FRNs with a par value of $371.4 million in exchange for ABCP with a par value of $379.4 million, which it has classified as held-for-trading.

DUNDEE CORPORATION

Floating Rate Notes Received on Restructuring of ABCP:

(in millions of dollars)
Class A-1	$145.8
Class A-2	123.6
Class B	22.4
Class C	9.0
MAV2 IA Tracking Notes	26.8
MAV3 IA Tracking Notes	14.2
MAV3 TA Tracking Notes	29.6
Total	$371.4

In order to determine the fair value of these financial assets, DundeeWealth applied a valuation approach using publicly available information to determine the type and characteristics of assets in each of the affected trusts.  Using a valuation technique, DundeeWealth assigned values to each asset type, after which an overall dollar weighted average valuation across all FRNs was  calculated.

DundeeWealth’s determination of fair value of traditional assets continues to be based primarily on discussions with third party dealers or, where available, the most recent trading prices of similar securities.  As proxy for the fair value of hybrid securitized assets, DundeeWealth considered credit indices on structured finance products including the ABX, TABX and CMBX indices.  Fair value of leveraged and unleveraged corporate CDOs is determined using a pricing model which requires inputs of initial and current credit spreads, a risky annuity and a leverage factor.

At March 31, 2009, DundeeWealth determined that the fair value of the FRNs was $157.2 million, consistent with the fair value determination in the former ABCP at December 31, 2008, adjusted for interest received of $12.3 million.  There is no assurance that the pricing of these FRNs will not increase or decline in future periods or that the FRNs will trade at a market value which is the same as their fair value.  Furthermore, there is no assurance that DundeeWealth’s investment will trade at a value equivalent to the fair value of the FRNs.  As a result of these uncertainties, and the fact that the valuation methodology was based on incomplete information, these estimates may change materially in subsequent reporting periods.  Subsequent to March 31, 2009, DundeeWealth received cash of $25.7 million, primarily in respect of a return of principal on MAV3 TA tracking notes.

Exposure to Investments in Collateralized Loan Obligations
The fair value of DundeeWealth’s portfolio of CLOs at March 31, 2009 was $7.6 million, representing a decline of $9.0 million from the December 31, 2008 value.  During the first quarter of 2009, the CLO portfolio earned investment income of $2.7 million (2008 – $3.3 million), representing an annualized return of 9.1% (2008 – 11.5%) based on the original acquisition price.  However, with the precipitous decline in the global economy and the continued broadening of the credit crisis, it was determined in the fourth quarter of 2008 that there was evidence of an other-than-temporary impairment in DundeeWealth’s CLO investments.  During the first quarter of 2009, the credit quality of the loans supporting DundeeWealth’s CLO investments continued to deteriorate.  In addition, a number of factors continued to exert downward pressure on CLO pricing which resulted in limited trading, despite the significant supply of CLO products.  Based on its analysis, DundeeWealth determined that there was continued objective evidence of increasing financial difficulty within the collateral supporting each CLO investment.  Accordingly, a $9.0 million fair value adjustment was recorded in the first quarter of 2009.

At March 31, 2009, the CLO portfolio consisted of 27 separate tranche investments, $18.8 million of which are invested in BBB tranches, $57.8 million in BB tranches and $40.0 million in equity tranches.  The CLOs are secured by a portfolio of over 1,000 North American and European loans and similar instruments across a wide variety of industries, representing all major sectors of the economy.  The CLOs have legal final maturity dates ranging from March 2019 to August 2027.  However, each CLO is subject to a predetermined reinvestment period during which time principal proceeds from the redemption, maturity, or sale of their underlying portfolio investments may be reinvested.  At the expiration of this reinvestment period, proceeds from the redemption, maturity or sale of remaining portfolio investments will be returned to noteholders in accordance with the amortization policy of each CLO and the CLO will subsequently unwind.  Therefore, any given CLO may mature substantially earlier than its legal final maturity date, and will likely begin to unwind immediately following the expiration of the reinvestment period.

DUNDEE CORPORATION

Client Accounts Receivable, and Client Deposits and Related Liabilities
Client account balances represent funds owing from or belonging to clients, and amounts due to or from brokers and dealers that are pending settlement.  While the amounts may vary significantly on a day-to-day basis, they do not necessarily reflect any meaningful change in DundeeWealth’s financial position.  As at March 31, 2009, client accounts receivable were $437.2 million (December 31, 2008 – $389.3 million) and consist of $159.3 million in client margin accounts (December 31, 2008 – $171.0 million) and $277.9 million in day-to-day settlement amounts (December 31, 2008 – $218.3 million).  Client deposits and related liabilities were $462.4 million (December 31, 2008 – $399.6 million).

Margin lending arrangements require clients to maintain certain collateral in their margin accounts.  Current economic and credit conditions have reduced the value of securities held as collateral against margin loans.  However, this decrease did not result in a financial loss to DundeeWealth at March 31, 2009, as margin deficiencies were resolved in a timely fashion as they occurred.

Trading Securities Owned and Securities Sold Short
Trading positions may vary significantly on a day-to-day basis depending upon trading strategies in response to market conditions and in anticipation of price movements and do not necessarily reflect any meaningful changes in DundeeWealth’s financial position.  Trading positions are recorded at their fair value based on quoted prices where available, with changes in market values being included in principal trading revenue.  As at March 31, 2009, securities owned and securities sold short totalled $94.4 million (December 31, 2008 – $86.0 million) and $36.7 million (December 31, 2008 – $44.0 million), respectively, excluding the FRNs acquired as part of the restructuring of ABCP.

Bank Indebtedness
Dundee Securities, the full-service brokerage arm of DundeeWealth, has established call loan facilities for $93.3 million with two Canadian chartered banks.  These call loan facilities are secured by either unpaid client securities and/or securities borrowed or owned by Dundee Securities and are used primarily to facilitate the securities settlement process for both client and firm inventory positions and/or to finance margin account activity.  Similar to client account balances, amounts borrowed pursuant to these call loan facilities may vary significantly on a day-to-day basis depending on securities trading activity, without necessarily representing a change in our own financial position.  Amounts borrowed pursuant to these call loan facilities, which at March 31, 2009 totalled $2.1 million (December 31, 2008 – $nil), are reported as bank indebtedness.

Accounts Receivable and Accounts Payable
DundeeWealth’s accounts receivable balance at March 31, 2009 decreased to $94.7 million from $108.9 million at the end of 2008.  Included in the December 31, 2008 balance were proceeds receivable of $12.7 million from the sale of DundeeWealth’s Quebec-based mutual fund dealer and insurance distribution operations.  This amount was received in the first quarter of 2009.  DundeeWealth’s accounts payable balance at March 31, 2009 decreased to $108.9 million from $126.2 million at the end of 2008, primarily due to the settlement of trade accounts payable.

Deferred Sales Commissions
Deferred sales commissions represent amounts paid to financial advisors for the sale of investment products which are then deferred and amortized over a period of five years.  The December 31, 2008 balance of $234.0 million decreased by $3.6 million, representing $18.0 million in commissions funded during the first three months of 2009, net of $21.6 million of amortization.  DundeeWealth assesses the carrying value of deferred sales commissions on an annual basis, or when circumstances may otherwise indicate impairment.  At March 31, 2009, there was no impairment in deferred sales commissions.

Goodwill and Other Intangible Assets
Goodwill and other intangible assets were carried at $690.7 million at the end of March 2009 compared with $691.7 million at the end of the prior year, with the decline reflecting the amortization of intangible assets with a finite life.  DundeeWealth assesses the carrying value of goodwill and other intangible assets on an annual basis, or when circumstances may otherwise indicate impairment.  At March 31, 2009, there was no impairment in goodwill and other intangible assets.

DUNDEE CORPORATION

Corporate Debt
DundeeWealth’s $500 million revolving term credit facility with a Canadian chartered bank expires on September 9, 2009.  If the facility is not renewed at the expiry date, it will convert into a four-year term loan and any amounts borrowed as at the date of expiry will be due four years after the scheduled expiry date.    The credit facility is secured by a general security agreement over all of DundeeWealth’s assets and the assets of certain of its subsidiaries, including DWM Inc. and Goodman & Company, Investment Counsel Ltd.

The facility provides for certain financial covenants, including maintenance of minimum levels of AUM and EBITDA, restrictions on the existence of secured indebtedness and restrictions on the disposition of assets in excess of a specified amount by certain subsidiaries.  At March 31, 2009, DundeeWealth was in compliance with all covenants.

During the first quarter of 2009, DundeeWealth repaid $38.0 million of amounts owing pursuant to this credit facility using proceeds generated from operating activities, including interest received on certain investments.

➢	OTHER WEALTH MANAGEMENT OPERATIONS

Our other wealth management operations include the activities of Garda Corporation and Dundee Merchant Bank, (formerly The Dundee Bank) which are carried out through offices in Bermuda and the Cayman Islands respectively, and the operations of our newly created asset management company, Ravensden Asset Management Inc.  During the first quarter ended March 31, 2009, operating EBITDA from these activities was a loss of $2.2 million compared with a loss in EBITDA of $0.1 million during the same period of 2008.  Net losses were primarily the result of start-up costs incurred in the establishment of Ravensden.

REAL ESTATE SEGMENT

DUNDEE REALTY INC.

➢	RESULTS OF OPERATIONS

Margins from Land and Housing Operations
Land and housing operations generated contribution margins of $8.6 million or 21.8% on revenues of $39.2 million in the first quarter of 2009.  This compares with contribution margins of $13.0 million or 27.9% on revenues of $46.7 million in the same period of 2008.

(in thousands of dollars)
		Three months to March 31, 2009			Three months to March 31, 2008
Components of Real Estate Operations*	Revenue	Costs	Margin	% Margin	Revenue	Costs	Margin	% Margin
Revenue properties	$12,752	$8,209	$4,543	35.6%	$10,454	$6,799	$3,655	35.0%
Land under development	3,962	3,063	899	22.7%	10,643	5,715	4,928	46.3%
Housing and condominiums	21,578	19,384	2,194	10.2%	23,928	21,116	2,812	11.8%
Other	935	-	935	N/A	1,633	-	1,633	N/A
	$39,227	$30,656	$8,571	21.8%	$46,658	$33,630	$13,028	27.9%
*Excludes selling, general and administrative expenses, interest expense and depreciation and amortization

Revenue Properties
Margins earned from revenue properties were $4.5 million in the first quarter of 2009 compared with $3.7 million in 2008.  The increase was mainly attributable to the leasing of vacant space at The Distillery Historic District in Toronto.  Dundee Realty’s ski operations in Colorado contributed $2.8 million to operating profits, representing an increase of 15% compared to the prior year, mainly reflecting the appreciation of the US dollar.

DUNDEE CORPORATION

Dundee Realty’s ski area operations at Arapahoe Basin in Colorado experienced a successful quarter, with 166,237 skier visits.  The contribution margin from the Bear Valley ski area improved marginally compared to the first quarter of 2008 and reflects a favourable exchange rate.  In the first quarter of 2009, Dundee Realty invested $0.1 million in capital improvements at Arapahoe Basin and Bear Valley as it continues to limit expenditures to capital maintenance.

The Distillery Historic District in Toronto contributed $1.3 million to operating profits in the first quarter of 2009, a $0.5 million increase compared to the same period of 2008.  The increase was related to the occupancy of a space that had been vacant during the same quarter in 2008 as well as the addition of approximately 30,000 square feet of new retail space, which was 85% occupied at March 31, 2009.

Dundee Realty incurred $4.0 million in capital expenditures on revenue properties during the first quarter of this year, of which $3.9 million related to its 20% interest in the Dalhousie Mountain windmill project in Nova Scotia, which is scheduled to be operational towards the end of 2009.

Land
Revenue from land sales in the first quarter of 2009 was $4.0 million generating operating profits of $0.9 million or 22.7%.  This compares with revenues of $10.6 million generating operating profits of $4.9 million or 46.3% in the same quarter of 2008.  Net operating profits decreased by $4.0 million mainly as a result of fewer parcel sales in Saskatoon and fewer lot sales in Toronto compared to 2008.  The average margin decreased to 22.7% from 46.3% in 2008, primarily attributable to the sale of a 7-acre land parcel in the Stonebridge development in Saskatoon in 2008 at a higher margin compared to sales of single-family lots.  Dundee Realty sold 55 lots at an average selling price of $72,000 per lot in 2009 compared to 111 lots at an average selling price of $118,000 per lot in 2008.

Dundee Realty has been maintaining its margins during the current environment even as its customers work through the inventory of lots purchased from Dundee Realty over the last few years.  The first quarter of 2009 has been difficult, with markets in Alberta greatly impacted by the economic downturn.  Overall, Dundee Realty anticipates decreased sales volumes in 2009 as builders work through their inventories, but it is Dundee Realty’s view that the reduction of home listings and speculative home inventories will present it with opportunities when demand resumes.

In Regina, there is limited product to sell to external customers due both to the timing of servicing of new lots as well as strong demand over the past few years, which has diminished Dundee Realty’s lot inventory.  The market in Regina is beginning to experience a cooling in demand compared to prior years.  Sales at our Lakeridge project, which is a mature mid-range development, are going well, while Harbour Landing, a newer higher-end development will become increasingly important once retail and other amenities currently under construction are completed.

The market in Saskatoon is similar as homebuilders currently have a supply of lots and speculative houses that the market must still absorb.  Dundee Realty has excellent land holdings in Saskatoon with Willows, Stonebridge and Hampton Village providing residents with a wide selection of choices.  Operating profits in the quarter were $0.6 million compared to $2.8 million in 2008, mainly reflecting the sale of land parcels in the prior year.

Development of new lot inventories in Calgary is currently isolated to lands in High River, a development about an hour away from downtown Calgary.  Sales have been impacted as some of its affordability advantage has been eroded as Calgary has shifted to a buyers’ market.  Panorama Road and Red Deer Lake Ranches, our two other large land assemblies in Calgary, are progressing towards development.  Significant lot sales are not expected during 2009.

The market in Edmonton remains soft due to the continued surplus of lot inventories.  The Meadows development advanced during the quarter with new retail recently completed, a public school under construction and other amenities in place.  The oversupply of developed lots experienced in 2008 is being reduced and lot inquiries have been positive. As a result of this, we expect the market to improve during the remainder of 2009.

DUNDEE CORPORATION

Housing and Condominiums
Revenue from sales of housing and condominium units decreased in the first quarter of 2009 to $21.6 million from $23.9 million in the same period of 2008, generating operating margins of $2.2 million and $2.8 million, respectively.  The operating margin decrease of $0.6 million is primarily attributable to sales of condominium units at the Princeton project in Calgary and housing units at the Thornhill Woods project in Toronto, for which there are no comparable sales in the first quarter of 2009.

In Toronto, an additional 2 units at the Pure Spirit condominium were occupied in the first quarter of 2009, bringing the total occupied to 362 of 383 units.  Registration is complete and final closings will occur in the second quarter of 2009.

Housing operations in Saskatoon and Regina continued to achieve modest growth compared to 2008 that translated into a $1.3 million increase in operating profits, mainly as a result of strong demand and higher average selling prices. Housing operations in Saskatoon and Regina experienced steady demand resulting in margins increasing to 17.2% in 2009 from 12.9% in 2008. During 2009, housing operations in western Canada sold 55 units at an average selling price of $314,000 per unit, translating into a $3.0 million operating profit, compared to a $1.7 million profit in 2008, when 59 units were sold at an average selling price of $224,000 per unit.  At March 31, 2009, there were 136 housing units under construction, of which 82 are pre-sold. Dundee Realty expects to have a profitable year  in Saskatoon as the oversupply of lots that existed last year is absorbed.

Dundee Real Estate Asset Management (“DREAM”)

Management Fees
Management fee revenues increased to $5.6 million reflecting asset management, acquisition and financing fees related to properties that DREAM currently manages.  DREAM is a fully diversified real estate investment and asset management company with a scope of business that includes real estate asset management and advisory services encompassing commercial real estate and real estate development, as well as investments in Canadian renewable energy infrastructure assets.  During the first quarter of 2009, DREAM generated management fees of $3.1 million and an operating margin of $2.6 million or 84%.  During the first quarter of 2009, DREAM terminated its asset management contract with GE Real Estate Canada, pursuant to which it received a one-time termination payment of $2.5 million.  At March 31, 2009, DREAM managed assets with an estimated value of $3.1 billion.

➢  CHANGES IN FINANCIAL CONDITION

Real Estate Assets

Land Under Development and Land Held for Development
Dundee Realty’s portfolio of land under development and held for development extends across the country and into the United States.  The carrying value of Dundee Realty’s portfolio of land under development and held for development increased to $287.9 million, a 1% increase over $285.3 million at December 31, 2008.

(in thousands of dollars)
Balance of land inventory, December 31, 2008	$285,346
Costs of development	3,536
Transfer to cost of goods sold	(2,434)
Transfer from condominium inventory	1,360
Other	119
Balance of land inventory, March 31, 2009	$287,927

DUNDEE CORPORATION

Aggregate development costs on land were approximately $3.5 million during the first quarter of 2009 and were incurred mainly in Regina and related to the Harbour Landing project.  Dundee Realty is focusing on the current projects that it has under development and will increase inventory levels only in response to new demand.

(in thousands of dollars except for acres and number of lots)
	Land Held for Development		Land under Development
				Number of	Total
	Cost	Acres	Cost	Lots	Cost
Saskatoon	$39,702	2,160	$36,453	417	$76,155
Regina	16,380	1,178	19,417	132	35,797
Calgary	64,660	1,015	16,743	-	81,403
Edmonton	35,068	581	41,295	442	76,363
Toronto	456	-	11,971	2	12,427
USA	5,782	3	-	-	5,782
	$162,048	4,937	$125,879	993	$287,927

Inventory of Housing and Condominiums
Housing and condominium inventory decreased 4% to $92.9 million as at March 31, 2009 compared with $96.9 million at December 31, 2008.

(in thousands of dollars)
Balance of housing and condominium inventory, December 31, 2008	$96,929
Costs of development	14,770
Transfer to cost of goods sold	(16,579)
Transfer cost to revenue properties and land held for development	(1,698)
Other	(475)
Balance of housing and condominium inventory, March 31, 2009	$92,947

Construction is substantially complete for the 383-unit Pure Spirit condominium at The Distillery Historic District in Toronto and registration has been received.  The expected closing in the latter part of May 2009 will generate net proceeds of $80.0 million, part of which will be used to repay construction financing of $58.0 million, with the balance applied to reduce Dundee Realty’s revolving term credit facility.

The southeast corner project, originally a two-tower condominium development project on the Distillery site, has been modified into a two-phase project with rezoning and official plan amendments having been approved.  Phase 1 of the project, the 354-unit Clear Spirit tower, is 85% pre-sold at March 31, 2009 and construction is expected to commence in June 2009.  The project will not be completed until 2012.

Construction is complete on the Base Camp One project, a 64-unit flagship residential lodge in a prime ski in/ski out location at the Sol Vista ski area located in Granby, Colorado.  As at March 31, 2009, 34 units were pre-sold with one closing completed.  Dundee Realty is proceeding with the closing process and once completed, will implement a new marketing plan to sell the remaining units.

DUNDEE CORPORATION

The table below illustrates some of the more significant projects being undertaken by Dundee Realty in the housing and condominium business:

		Number of houses
		& condominium
As at March 31, 2009	Location	units	Cost
Single family homes	Saskatoon	55	$14,446
	Regina	81	10,858
	Toronto	4	324
			25,628
Condominiums
Pure Spirit	Toronto	21	5,188
Clear Spirit	Toronto	354	14,292
Corktown	Toronto	493	12,645
Base Camp One	Colorado	63	29,997
Other		2	5,197
			67,319
			$92,947
Revenue Properties
(in thousands of dollars)
Balance of revenue properties, December 31, 2008			$63,951
Additions during the period			4,054
Depreciation and amortization			(1,193)
Transfer from condominum development costs			338
Other			509
Balance of revenue properties, March 31, 2009			$67,659

During the first quarter of 2009, Dundee Realty, through its 20% interest in Firelight Infrastructure Fund, invested $3.9 million in the Dalhousie Mountain windmill project in Nova Scotia.  The investment was used to fund pre-delivery deposits for wind turbines and site preparation costs.  The project is on time and on budget with all financing in place.  Operations are expected to commence toward the end of 2009.  Capital expenditures related to other properties were minimal as Dundee Realty is limiting spending to essential items.

Real Estate Debt
Real estate debt as at March 31, 2009, was $290.0 million (December 31, 2008 – $268.8 million) including $92.9 million relating to a revolving term credit facility, with the balance divided among mortgages on revenue properties, land servicing loans, vendor take back financing of land purchases and housing construction loans.  Debt is generally secured by charges on specific properties to which the debt relates.  As at March 31, 2009, $70.4 million (December 31, 2008 – $59.0 million) of aggregate debt in our real estate segment is subject to a fixed, weighted average interest rate of 6.85% (December 31, 2008 – 6.26%) and matures between 2009 and 2017.  A further $219.6 million (December 31, 2008 - $209.8 million) of real estate debt is subject to a weighted average variable interest rate of 3.42% (December 31, 2008 – 4.29%).

The demand revolving credit facilities include a revolving term credit facility available up to a formula-based maximum not to exceed $150 million.  The facility bears interest at prime plus 0.625% or at corporate bankers’ acceptance rate plus 2.125%.  The facility is secured by a general security agreement and first charges against lots, parcels and certain land held for development in Saskatoon, Regina, Calgary and Edmonton.  At March 31, 2009, Dundee Realty had drawn $129.4 million against its revolving term credit facility, including $36.5 million in the form of letters of credit.

DUNDEE CORPORATION

➢	OTHER REAL ESTATE OPERATIONS

Dundee REIT
Dundee REIT is an unincorporated, real estate investment trust and is a leading provider of high quality, affordable business premises.  It is focused on owning, acquiring, leasing and managing mid-sized urban and suburban office and industrial properties in Canada.  At March 31, 2009, Dundee REIT’s portfolio consisted of approximately 6.6 million square feet  of gross leaseable area, located primarily in western Canada.

At March 31, 2009, Dundee Corporation owned 0.8 million Dundee REIT units and 3.5 million units of DPLP, representing a combined 20% interest in Dundee REIT.   At March 31, 2009, the market value of our investment was $54 million.  Pursuant to the exchange feature of our debentures, we have an obligation to deliver up to a maximum of 320,840 of these units which, at March 31, 2009, had a value of $4.1 million.  We have pledged sufficient Dundee REIT units against this liability to fully satisfy any potential obligation.

Included in our equity losses for the three months ended March 31, 2009, is a $0.6 million loss resulting from our investment in Dundee REIT.  Our equity loss resulted from a dilution loss of $1.2 million following the issuance by Dundee REIT of units pursuant to its distribution reinvestment program, offset by our share of earnings in Dundee REIT which aggregate $0.6 million in the quarter.  We received distributions from Dundee REIT of $2.3 million during the first three months of 2009 compared with $2.1 million in the first quarter of 2008.  All of the distributions received during the first quarter of 2009 were in cash.

RESOURCES SEGMENT

The net loss in the resources segment for the three months ended March 31, 2009, was $2.3 million compared to $2.0 million in the same period of 2008.  Losses from equity accounted investments were $1.4 million in the first quarter of 2009 compared with losses of $1.0 million in the same period of 2008.

Eurogas Corporation

Spanish Oil And Gas Projects
Eurogas' 73.7% owned subsidiary, Castor UGS Limited Partnership (“CLP”), holds a 33% interest in the Castor Exploration Permit through its investment in Escal, giving Eurogas an effective interest of 24.6% in the Castor UGS Project.  The Castor Exploration Permit covers the abandoned Amposta Oilfield, which will be utilized by Escal for its underground gas storage project (“Castor UGS Project”).

On December 20, 2007, CLP entered into agreements with ACS Servicios Comunicaciones y Energia, S.L. (“ACS”) and Enagas, S.A. (the “ACS Transaction”).  Under the terms of the ACS Transaction, ACS agreed that it would repay to CLP most of the amounts it previously invested in the Castor UGS Project.  As at December 31, 2008, CLP had received $41.1 million (€25.7 million) pursuant to this agreement.  In the first quarter of 2009, Eurogas received a further payment in the amount of $2.3 million (€1.4 million), which is the full amount CLP expects to receive at this time.  CLP may receive further amounts up to a maximum of $4.1 million (€2.6 million) at a future date, should some or all of the expenditures associated with those investments be recognized for remuneration within the Castor UGS Project.

In accordance with the terms of the ACS Transaction, ACS is responsible for providing equity and arranging project financing for the Castor UGS Project, including providing all guarantees that may be required, from the day it became a majority shareholder of Escal through to the inclusion of the underground storage facility into the Spanish gas system.

DUNDEE CORPORATION

Eurogas International Inc.

Tunisian Oil And Gas Projects

Business Reorganization of Eurogas International Inc.
In 2008, Eurogas completed a restructuring plan that distributed 100% of its common share interest in EII as a dividend-in-kind to shareholders of Eurogas (the “Restructuring”), such that each shareholder of Eurogas received one newly issued common share of EII for every five shares of Eurogas held.  Immediately prior to the Restructuring, Eurogas had exchanged its previous interest in the common shares of EII for 32,150,000 newly issued Series A Preference Shares and 31,143,635 newly issued common shares of EII that were then distributed as a dividend.  Eurogas continues to hold the Series A Preference Shares which pay a fixed preferential cumulative dividend of 4% per annum and have a redemption value of $32.1 million.  On March 31, 2009, the common shares of EII were listed on the  Canadian National Stock Exchange (“CNSX”).

Agreement with Delta Hydrocarbons B.V.
On April 8, 2008, EII and Atlas Petroleum Exploration Worldwide Ltd. (“APEX”), its operating partner, announced that they had entered into a series of agreements (the “Delta Agreements”) with Amsterdam based Delta Hydrocarbons B.V. (“Delta”) whereby Delta acquired a 50% interest in the Sfax Permit and the Ras El Besh Concession (the “Joint Venture”) and a 50% interest in Innovative Production Services, Ltd. (“IPS”) in exchange for the expenditure by Delta of an aggregate US$125 million.  Delta’s required spending included a cash payment to EII and APEX and funding Delta’s, as well as EII’s and APEX’s share of future Joint Venture and IPS expenditures, including future drilling, exploration and development costs and the acquisition of facilities as and when required to a maximum of US$125 million (the “Umbrella Agreement”).  If Delta does not fulfill its spending commitment, the 50% participating interest that was assigned to Delta is subject to reversal and EII’s and APEX’s interest in the Joint Venture and IPS will revert to 45% and 55%, respectively.   The agreement received all regulatory approvals.

On January 27, 2009, Delta notified EII and APEX of its desire to market its participating interest under these farmout arrangements.  Under the terms of the joint operating agreement, EII has a right of first offer, and together with APEX, responded with a settlement offer on February 26, 2009.  Discussions are underway between the Joint Venture partners.  Depending on the outcome of the discussions, Delta’s interest in the Joint Venture may be reversed and EII’s interest in the Joint Venture and IPS may revert to 45%.

Breakwater Resources Ltd.
Breakwater is a mining, exploration and development company which produces zinc, copper, lead and gold concentrates with operations in Canada, Chile and Honduras.  During the first quarter of 2009, Breakwater reported a net loss of $6.5 million on gross revenues of $64.1 million, compared with a net loss of $6.9 million on gross revenues of $81.8 million during the same period of 2008.  The decrease in the net loss is primarily due to substantially lower direct operating costs and cost improvements at all remaining operations partially offset by the impact of a weaker Canadian dollar.  Furthermore, Breakwater incurred lower exploration expenses due to reduced exploration programs given the current market environment as well as higher levels of investment and other income.

Gross sales revenue from the sale of zinc, copper, lead, silver and gold concentrates decreased by $17.7 million or 22% in the first quarter of 2009 to $64.1 million, despite an increase in concentrate sold of 12%. Gross sales were more than offset by decreases in the realized prices of zinc, copper and lead, respectively.  Direct operating costs decreased by $14.5 million to $33.5 million in the first quarter of 2009 primarily due to the impact of the temporary suspension of the Langlois mine and lower aggregate costs at the Toqui site.  Earnings in Breakwater are sensitive to operating performance, metal prices, smelter treatment changes and the U.S. foreign exchange rate.

On March 26, 2009, Breakwater entered into a royalty agreement with Red Mile Resources No. 6 Limited Partnership whereby Breakwater sold a “Basic Royalty” on a portion of the payable zinc production, over the life of the Myra Falls mine.  Breakwater received $26.2 million in consideration, which included royalty income of $23.4 million and indemnity fees and interest of $2.8 million.  The royalty income is considered an obligation of Breakwater and will attract a royalty payment over the life of the obligation that will be recorded by Breakwater as an expense.  The fees and interest received will be brought into income over the life of the agreement.

DUNDEE CORPORATION

During the first quarter of 2009, Breakwater filed a preliminary short form prospectus in connection with a proposed marketed public offering of a minimum of $20 million of common shares of Breakwater.  Breakwater intends to use the net proceeds of the offering to pay trade creditors, customers and restructuring fees, with the balance available for general corporate purposes.

Subsequent to March 31, 2009, Breakwater closed the public offering for gross proceeds of $23 million which included $3 million for the exercise of the underwriters’ over-allotment option.  A total of 200 million units were issued at a price of $0.10, with each unit comprising one common share and one-half of a warrant.  Each whole warrant entitles the holder to purchase one common share at a price of $0.12 per share until April 9, 2014.  Dundee Corporation purchased 57,960,000 common shares for $5.8 million under the offering to maintain its approximate pro rata ownership interest in Breakwater.

We continue to own approximately 113.0 million shares, representing a 25% interest.  Our share of losses from our investment in Breakwater was $0.3 million for the three months ended March 31, 2009.  By comparison, we recognized a loss of $2.0 million from our investment in Breakwater during the same period of 2008.  Breakwater’s financial results have been prepared on the basis of accounting principles applicable to a going concern.  However, certain market conditions, including falling metal prices and higher operating costs, may cast significant doubt upon the validity of this assumption.

Dundee Precious Metals Inc.
Dundee Precious is a mining, exploration and development company which produces gold, copper and silver concentrates, with operations in Bulgaria and Armenia and exploration programs in Bulgaria, Serbia, Armenia and Canada.  During the three months ended March 31, 2009, Dundee Precious reported a net loss of $6.1 million compared with earnings of $8.4 million in the same period of 2008.  The significant decrease in earnings was mainly due to lower gross profits from mining operations and a foreign exchange loss partially offset by a decrease in administrative and exploration expenses.

Gross profits from mining operations were $3.6 million during the three months ended March 31, 2009 compared with gross profits of $17.8 million in the corresponding period of the prior year.  The decrease in gross profits from operations was primarily due to lower deliveries of concentrates and lower selling prices for copper, gold and silver, partially offset by lower  production costs and favourable mark-to-market adjustments relating to open positions of provisionally priced concentrate sales, net of losses on copper derivatives.  Earnings in the quarter ended March 31, 2009 reflect a property impairment provision of $0.3 million and investment losses of $0.6 million.  This compares with investment earnings of $2.4 million in the same period of last year.

In response to the very positive regulatory and operational advances made by Deno Gold Mining Company CJSC in the five- month period that it was on care and maintenance, Dundee Precious elected to restart its operations at the Kapan facilities in April 2009.  Some of the advances made by the Deno Gold Mining Company CJSC included the finalization of its agreement with the Armenian government on the extension of its Shahumyan mine license and other critical aspects of its license agreement and increased mine productivity and associated economies of scale related to improved mining methodology.

During this same period, Dundee Precious entered into discussions surrounding strategic opportunities for the advancement of the Back River project.  On March 30, 2009, Dundee Precious announced that it had reached an agreement to sell its Back River project to Sabina Silver Corporation (“Sabina”) in exchange for $7.0 million in cash and shares and warrants of Sabina, representing an approximate 19% interest.   The transaction with Sabina is subject to various conditions, including regulatory and shareholder approvals.

During the first quarter of 2009, we recorded equity gains of $1.3 million in respect of our investment in Dundee Precious.  At March 31, 2009, we held approximately 19.4 million shares and 3.9 million warrants of Dundee Precious with an aggregate market value of $28.0 million, representing a 20% interest.

DUNDEE CORPORATION

Other Investments in Dundee Resources

Odyssey Resources Ltd. – Odyssey is a Canadian-based junior exploration company whose focus has been in Morocco and Turkey.  As at March 31, 2009, we held 11.4 million shares of Odyssey with a market value of $1.2 million, representing a 43% interest.  Our share of losses from our investment in Odyssey was $1.4 million for the three months ended March 31, 2009.

Valdez Gold Corporation – Valdez’ business is the acquisition, exploration and subsequent development of mineral resource properties in Mexico, including the Los Jarros and Jarros Norte properties in the province of Chihuahua, as well as other geologically attractive countries with stable political and investment climates.  As at March 31, 2009, we held 26.5 million shares of Valdez with a market value of $2.9 million, representing a 33% interest.  During the quarter ended March 31, 2009, we realized a loss of $0.2 million (2008 – $0.1 million of earnings) in respect of our share of losses from this investment.

Corona Gold Corporation – Corona is a resource-focused exploration, development and investment company.  At March 31, 2009, we held approximately 5.0 million shares of Corona with a market value of $1.9 million representing a 26% interest.  We recorded a loss during the first quarter of 2009 of $0.9 million (2008 – $0.1 million) representing our share of losses incurred by Corona.

OTHER INVESTMENTS AND CORPORATE COSTS

Income from Corporate Investments
Dundee Corporation owns several other public and private investments in a variety of industry sectors.  Revenues from these investments include net realized gains on sales of investments and dividend and interest income.  Gains and losses on investments are not recognized in earnings until realized, although provisions for impairment in value are made when deemed appropriate.  Unrealized gains and losses on securities designated as AFS are recorded as a component of OCI.

Selling, General and Administrative
Generally, head office costs, including costs associated with corporate governance and related public company costs, are accumulated and reported as head office costs and are not allocated to other operating segments.  These costs were $2.2 million during the first quarter of 2009 compared with $3.0 million during the same period of 2008.

Corporate Interest Expense
Corporate interest expense was $5.0 million in the first three months of 2009 compared with $0.6 million for the same period in 2008.  Included in interest expense is a marked-to-market adjustment of $2.3 million related to the redemption right on our 4.75% cumulative redeemable first preference shares, series 1.  For accounting purposes, the redemption right is considered an embedded derivative and is therefore reported in earnings on a mark-to-market basis.

OTHER CONSOLIDATED BALANCES AND CAPITAL STRUCTURE

Goodwill and Other Intangible Assets
(in thousands of dollars)
		Investment	Institutional
		Management	Management	Funds under	Customer
	Goodwill	Contracts	Contracts	Administration	Relationships	TOTAL
Balance, December 31, 2008	$375,967	$336,548	$15,596	$9,460	$3,213	$740,784
Amortization	-	-	(410)	(236)	(332)	(978
Balance, March 31, 2009	$375,967	$336,548	$15,186	$9,224	$2,881	$739,806

DUNDEE CORPORATION

6,000,000 5.00% Cumulative Redeemable First Preference Shares, Series 1 (“Series 1 Shares”)
Note 14 to the 2008 Audited Consolidated Financial Statements provides a summary of the terms of the Series 1 Shares which were issued in June 2006.  In accordance with Canadian GAAP, certain terms of the Series 1 Shares require that they be classified as debt rather than equity.  Accordingly, dividends on the Series 1 Shares are included as interest expense on the consolidated statement of operations on an accrual basis.

Corporate Debt
Revolving Term Credit Facilities ─  The Company’s $150 million revolving term credit facility is established with a Canadian chartered bank and expires on September 9, 2009.  The credit facility provides for a tiered interest rate structure based on the Company’s public debt rating.  Based on the Company’s current debt rating, draws on the credit facility bear interest, at the Company’s option, at a Canadian chartered bank’s prime lending rate plus 0.25% or Corporate Banker’s Acceptance rate plus 1.25%.  The Company is subject to a standby fee of 0.375% on unused amounts under the facility.  As at March 31, 2009, the Company had borrowed $97.7 million pursuant to the credit facility.

The credit facility provided to the Company is subject to renewal annually.  There can be no assurance that the credit facility will be renewed on September 9, 2009 under the same terms and conditions as provided in the current credit facility.

5.85% Exchangeable Unsecured Subordinated Debentures ─ The Company’s 5.85% exchangeable unsecured subordinated debentures (“Exchangeable Debentures”) mature on June 30, 2015.  Each $1,000 Exchangeable Debenture can be exchanged, at the option of the holder, for 33.6134 units of Dundee REIT, subject to certain conditions.  This represents an exchange price of $29.75 per Dundee REIT unit.  At March 31, 2009, approximately $9.5 million remained outstanding pursuant to these Exchangeable Debentures.  We have placed sufficient units into escrow to satisfy any potential obligation pursuant to the Exchangeable Debentures.

Debt of our Subsidiaries
A more detailed discussion of corporate debt in each of our business segments is discussed under “Segmented Results of Operations – Changes in Financial Condition” in respect of each of our business segments.

Future Income Tax Assets
The Company’s net future income tax asset at March 31, 2009 was $7.4 million (December 31, 2008 – net future income tax liability of $3.0 million) which represents future income tax assets of $209.7 million (December 31, 2008 – $212.4 million), offset by future income tax liabilities of $202.3 million (December 31, 2008 – $215.4 million).

Significant changes in future income tax balances during the first three months of 2009 were:

✓	An increase in future income tax assets of $2.6 million relating to the recognition of an other-than-temporary impairment against the carrying value of the Company’s CLO portfolio.

✓	A decrease in future income tax liabilities of approximately $11.1 million, attributable largely to a significant reduction in tax reserves on outstanding receivables on land sales.

✓	An increase in future income tax liabilities of $4.9 million relating to the comparative change in income that is deferred annually for tax purposes.

DUNDEE CORPORATION

Non-Controlling Interest
Non-controlling interest decreased during the first quarter of 2009 to $613.2 million from $615.1 million at the end of 2008.

(in millions of dollars)
	Dundee		Dundee
	Wealth	Eurogas	Realty	TOTAL
Balance, December 31, 2008	$516.0	$48.7	$50.4	$615.1
Net (loss) earnings	(7.5)	-	1.3	(6.2)
Other comprehensive income	2.7	-	0.1	2.8
Cash distributions/dividends	(1.5)	-	-	(1.5)
Other transactions	3.0	-	-	3.0
Balance, March 31, 2009	$512.7	$48.7	$51.8	$613.2

Share Capital
As at March 31, 2009, there were 71,119,088 Class A subordinate shares and 3,119,788 Class B common shares outstanding. During the first quarter of 2009, we issued 240,000 Class A subordinate shares on the exercise of options at an average price of $4.83 per share.  Pursuant to a normal course issuer bid, during the first quarter of 2009, the Company acquired 260,700 Class A subordinate voting shares for cancellation at an aggregate cost of $1.1 million.  On March 30, 2009, the Company received approval to renew its normal course issuer bid.

As at March 31, 2009, we had granted 2,619,612 options with a weighted average exercise price of $7.28 of which 2,328,612 options were exercisable, as holders had met the vesting criteria.  During the quarter, an aggregate of 700,032 options expired unexercised.

CONSOLIDATED LIQUIDITY AND CAPITAL RESOURCES
Significant Sources and Uses of Cash and Cash Equivalents
As at March 31, 2009, cash and cash equivalents were $141.6 million compared with $167.6 million at December 31, 2008.  We incurred net cash outflows from continuing operations during the first quarter of 2009 of $25.9 million.

Significant cash flows during the three months ended March 31, 2009 are as follows:

Significant Cash Flows from Operating Activities

✓
The effect of changes in client account balances and securities owned and sold short will vary significantly on a day-to-day basis as previously noted.  These changes will cause movements in cash in our operating subsidiaries.  Changes in cash resulting from these types of transactions may not necessarily reflect any meaningful change in our own financial position, or that of DundeeWealth.  During the first three months of 2009, variations in these balances resulted in net cash inflows of $9.1 million (2008 – $29.2 million cash outflows).

✓
Bank indebtedness, which reflects the use of DundeeWealth’s brokerage subsidiary’s call loan facilities may also vary significantly on a period-by-period basis.  During the three months ended March 31, 2009, changes in call loan balances generated cash inflows of $2.1 million (2008 – $85.5 million).

✓
Working capital amounts in our accounts receivable, net of amounts payable balances generated cash inflows of $2.3 million in the first quarter of 2009.  In the first quarter of the prior year, these working capital items generated operating cash inflows of $29.5 million on a net basis, some of which related to the receipt of performance fee revenues earned on December 31, 2007.

✓
Dundee Realty utilized cash of $18.1 million in respect of the development of land, housing and condominium inventory.  During the same period of 2008, these real estate activities required cash of approximately $11.4 million.

DUNDEE CORPORATION

Significant Cash Flows from Investing Activities
✓	Gross additions of new AUM were $1.3 billion in 2009 (2008 – $2.6 billion). Sales commissions paid on these new AUM were $18.0 million (2008 – $31.6 million).
✓
During the first quarter of 2009, we invested $17.4 million (2008 – $22.8 million) in new investments or in acquiring an increased interest in existing investment portfolio positions.  Proceeds from sales of corporate investments were $3.7 million in the first three months of 2009 (2008 – $101.8 million).  Cash flows from these investment activities will vary from period to period and is dependent on trading activity.

✓
Real estate acquisitions and development activities (other than for inventory referred to above) required cash of $4.2 million in the first quarter of 2009 compared with $9.8 million in the same period of 2008.

Significant Cash Flows from Financing Activities
✓	During 2009, we purchased 260,700 Class A subordinate shares for cancellation under our normal course issuer bid at an aggregate cost of $1.1 million.
✓
During the first quarter of 2009, DundeeWealth repaid $38.0 million (2008 – $20.0 million) of its revolving term credit facility.  The repayment was made using funds generated from operating activities, as well as the receipt of $12.3 million of interest from investments in ABCP and $12.7 million from the sale of its Quebec-based mutual fund dealer and insurance distribution operations.

✓	We drew $15.7 million against our own revolving term credit facility.
✓	Our subsidiaries paid dividends to shareholders and/or distributions to non-controlling limited partners of $1.5 million.

Our main operating subsidiaries in the wealth management segment function in regulated environments and are therefore required to maintain levels of capital in liquid assets in accordance with regulatory requirements.  At March 31, 2009, all of our regulated entities exceeded their minimum regulatory capital requirements.  DundeeWealth’s investment management activities had working capital in excess of minimum requirements of $52.8 million (December 31, 2008 – $45.2 million).  In DundeeWealth’s brokerage segment, certain amounts of subordinated debt were repaid in order to better align excess working capital with cash management strategies and current business needs.  As a result, this segment reported excess regulatory capital of $11.7 million at March 31, 2009 (December 31, 2008 – $64.2 million).  The amount of capital that exists within the regulated entities in the brokerage division dictates the level of business operations within the securities firm, including margin lending, securities trading and corporate finance commitments.  DundeeWealth’s ability to transfer cash resources out of these regulated entities may be limited by their requirement to comply with regulatory capital formulas.

Cash Requirements
The Company’s $150 million revolving term credit facility allows us to manage our cash flow requirements by not having to dispose of investments at an inopportune time.  At March 31, 2009, we had drawn an aggregate of $97.7 million pursuant to the terms of this credit facility.

On an ongoing and consolidated basis, the Company will require cash to support regulatory capital in its regulated subsidiaries, to support new business initiatives, to finance the sales commissions associated with new products, to develop our real estate inventory and our resource related properties, to purchase corporate investments, to meet the obligations under our other contractual commitments and to finance interest and dividend payments on our preference shares and debt obligations.  The potential success of our business initiatives may necessitate increased capital beyond anticipated levels.

A recurring capital requirement within DundeeWealth is the financing required for mutual fund sales commissions, which DundeeWealth continues to fund internally, thereby permitting it to retain all of the management fees associated with the new assets and to benefit from the tax deduction associated with the commission expense.  From time to time, DundeeWealth elects to be a seed investor in new products which it launches.  As at March 31, 2009, DundeeWealth had approximately $368 million in unutilized borrowings under its bank credit facility.

As discussed above, DundeeWealth’s brokerage operations must comply with a regulatory capital formula.  The brokerage subsidiary will require additional capital if its operating levels increase, and also if it incurs significant losses or increases its

DUNDEE CORPORATION

exposures as determined by the capital formula.  For example, in periods of significant decline in equity values, additional levels of capital may be required to support client lending in margin accounts.

Our real estate segment will require working capital to finance development of planned land and housing and condominium projects.  The revolving term credit facility of $150 million in our real estate segment provides us with increased flexibility to operate this business efficiently.

We believe that our operating cash flows, combined with our available lines of credit, provide sufficient cash resources for the Company to conduct its operations for the foreseeable future.

CONSOLIDATED QUARTERLY RESULTS

(in thousands of dollars, except per share amounts)
	2009		2008				2007
For the three months ended,	31-Mar	31-Dec	30-Sep	30-June	31-Mar	31-Dec	30-Sep	30-Jun
Revenues	$199,686	$359,476	$317,123	$284,042	$268,014	$457,114	$329,422	$311,692
Dilution gain (loss)	252	2,280	2,673	(4,798)	423	2,125	74,127	3,263
Net (loss) earnings from
continuing operations	(8,244)	(184,597)	(1,916)	6,585	(16,333)	51,057	114,078	17,034
Gain (loss) from discontinued operations
of DundeeWealth (a)	-	-	-	-	69	(3,935)	(75,032)	1,422
Share of earnings of discontinued
operations of Dundee REIT (b)	-	-	-	-	-	689	93,063	1,074
Net (loss) earnings for the period	$(8,244)	$(184,597)	$(1,916)	$6,585	$(16,264)	$47,811	$132,109	$19,530
(Loss) earnings per share
Basic
Continuing operations	$(0.11)	$(2.48)	$(0.03)	$0.09	$(0.22)	$0.68	$1.51	$0.23
Discontinued operations	-	-	-	-	-	(0.05)	0.24	0.03
	$(0.11)	$(2.48)	$(0.03)	$0.09	$(0.22)	$0.63	$1.75	$0.26
Diluted
Continuing operations	$(0.11)	$(2.48)	$(0.03)	$0.08	$(0.22)	$0.63	$1.33	$0.20
Discontinued operations	-	-	-	-	-	(0.04)	0.30	0.03
	$(0.11)	$(2.48)	$(0.03)	$0.08	$(0.22)	$0.59	$1.63	$0.23

(a)	Net of tax and non-controlling interest
(b)	Net of tax

➢
DundeeWealth recognized a fair value adjustment in AFS securities of $9.0 million in its CLO portfolio investment in the first quarter of 2009.  Similarly, the fourth quarter of 2008 includes a fair value depreciation adjustment, before non-controlling interest, of $271.5 million, including $100.0 million relating to DundeeWealth’s investments in CLOs, $114.2 million relating to certain of our equity accounted investments and $57.3 million relating to our AFS investments.

➢	The fourth quarter 2008 results include a loss on sale of a subsidiary of DundeeWealth, of $17.7 million, before non-controlling interest.
➢	Integration efforts implemented by DundeeWealth during 2008 resulted in severance costs of which $11.0 million were accrued in the fourth quarter of 2008.
➢
The first and third quarters of 2008 include a fair value depreciation adjustment, before non-controlling interest, of $75.9 million and $37.9 million, respectively, to DundeeWealth’s ABCP portfolio.  DundeeWealth had previously recognized a $37.6 million fair value depreciation adjustment, before non-controlling interest, in this portfolio during the fourth quarter of 2007 as well as a $57.6 million fair value adjustment in the third quarter of 2007, which was included in the loss from discontinued operations, net of non-controlling interest.

➢
Primarily as a result of the sale of portfolio assets of Dundee REIT, the Company recorded equity earnings, net of tax, of $93.1 million in the third quarter of 2007.  These earnings represent the Company’s share of the gain recognized by Dundee REIT in respect of the transaction.  The operations and resulting gain on sale of the assets have been recorded as our share of earnings of discontinued operations of equity accounted investees.

DUNDEE CORPORATION

➢
Also included in earnings during the third quarter of 2007 is a loss of $75.0 million, representing the discontinued operations and resulting loss on sale realized by DundeeWealth on the sale of Dundee Bank of Canada and other banking operations.  This loss from sale includes the $57.6 million fair value adjustment to DundeeWealth’s ABCP portfolio referred to above, net of taxes and non-controlling interest.

➢	In the third quarter of 2007, we recorded a significant dilution gain of $74.1 million, primarily as a result of the issuance of equity by DundeeWealth to The Bank of Nova Scotia in that quarter.
➢
Real estate operations are project driven.  Real estate revenue and associated real estate operating costs are only included in operations in periods where a development project is completed and sold.  Otherwise, these costs are deferred in real estate inventory.  This may also cause significant fluctuations in net operating earnings from period to period.

➢
Revenues in the fourth quarter of 2007 from our wealth management operations, include performance fee revenues.  These performance fee revenues are based on the market values of the underlying portfolio as at the respective year end, and accordingly, they are recorded as revenues only when such year end values have been finalized.  Fourth quarter investment management revenues in 2007 included performance fee revenues of $96.5 million.  Associated performance fee related expenses have also been incurred in this period.   There was no performance fee revenue earned in the fourth quarter of 2008.

➢
Investment income includes income earned from dispositions of our investment holdings.  Investment gains or losses are only recorded when we dispose of an investment and we therefore experience significant quarterly fluctuations in these amounts, depending on when we actually effect a disposition.

➢
Our share of earnings of equity accounted investees is included in net earnings for each quarter.  Earnings from each of our equity accounted investees and dilution gains and losses in investee companies may fluctuate significantly from period to period and may depend on market forces or other operating conditions that are not necessarily under our control.

COMMITMENTS, CONTINGENCIES AND OFF-BALANCE SHEET ARRANGEMENTS

Other than as disclosed in the notes to the interim unaudited consolidated financial statements for the period ended March 31, 2009, there have been no substantive changes in the description and nature of commitments, contingencies and off-balance sheet arrangements from those described in note 24 to the 2008 Audited Consolidated Financial Statements and the associated Management’s Discussion and Analysis as at and for the year ended December 31, 2008.

Subsidiaries of the Company are defendants in various legal actions.  These subsidiaries intend to vigorously defend themselves against these claims.  Although the ultimate outcome of these matters and the results of legal proceedings cannot be predicted with certainty, it is the opinion of management, based on information currently available, that these are not material liabilities, that adequate provisions have been made for any liabilities and that the resolution of these matters will not have a material adverse effect on the financial position of the Company.

FINANCIAL INSTRUMENTS

From time to time, DundeeWealth’s brokerage subsidiary may enter into various derivative contracts to meet the needs of customers, earn trading income and manage exposure to market or foreign exchange risk.  At March 31, 2009, DundeeWealth’s brokerage subsidiary held foreign exchange contracts which are being used to mitigate foreign exchange exposure.  The principles of hedge accounting were not applied and therefore, fluctuations in foreign exchange rates may impact our operating results.  These foreign exchange contracts are included in trading securities owned or trading securities sold short, as appropriate, on our consolidated balance sheets.

We are also exposed to market risk resulting from fluctuations in the price of other financial instruments, including securities owned and securities sold short and our AFS securities holdings.  Market risk may occur with volatility in interest rates and global market conditions.  These fluctuations may have an impact on our operating results.  Detailed disclosures regarding our exposure to these risks are provided in note 22 to our 2008 Audited Consolidated Financial Statements and have been updated in note 20 to our interim unaudited consolidated financial statements as at and for the three months ended March 31, 2009.

DUNDEE CORPORATION

RELATED PARTY TRANSACTIONS

There have been no significant changes in the nature and scope of related party transactions to those described in note 26 to the 2008 Audited Consolidated Financial Statements and on pages 39 and 40 of the accompanying Management’s Discussion and Analysis.

ACCOUNTING POLICIES AND ESTIMATES

Certain accounting policies are critical to understanding our results of operations and financial condition.  Some of these policies require that we make certain judgements and estimates on matters that are uncertain.  These estimates affect the reported amount of assets and liabilities as well as revenues and expenses.  Changes to these estimates may result in material changes to the Company’s results of operations and financial condition.  These interim unaudited consolidated financial statements follow the same accounting principles and methods of application as those disclosed in notes 1 and 2 to the 2008 Audited Consolidated Financial Statements except as disclosed in note 1 to the unaudited interim consolidated financial statements as at and for the three months ended March 31, 2009.  A summary of the more significant judgements and estimates made by management is provided on pages 40 to 45 to the Company’s Management’s Discussion and Analysis as at and for the year ended December 31, 2008.

FUTURE ACCOUNTING CHANGES

Business Combinations
In January 2009, the Canadian Institute of Chartered Accountants (“CICA”) issued CICA Handbook Section 1582, “Business Combinations”, Section 1601, “Consolidations”, and Section 1602, “Non-controlling Interests”.  These sections replace the former CICA Handbook Section 1581, “Business Combinations” and Section 1600, “Consolidated Financial Statements” and establish a new section for accounting for a non-controlling interest in a subsidiary.

CICA Handbook Section 1582 establishes standards for the accounting for a business combination.  It provides the Canadian equivalent to International Financial Reporting Standard (“IFRS”) 3, “Business Combinations” (January 2008).  The section applies prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after January 1, 2011.  CICA Handbook Section 1601 establishes standards for the preparation of consolidated financial statements.  CICA Handbook Section 1602 establishes standards for accounting for a non-controlling interest in a subsidiary in consolidated financial statements subsequent to a business combination.  It is equivalent to the corresponding provisions of IFRS International Accounting Standard 27, “Consolidated and Separate Financial Statements” (January 2008).

CICA Handbook Section 1601 and Section 1602 apply to interim and annual consolidated financial statements relating to fiscal years beginning on or after January 1, 2011.  Earlier adoption of these sections is permitted as of the beginning of a fiscal year.  All three sections must be adopted concurrently.  The Company is currently evaluating the impact of the adoption of these sections.

DUNDEE CORPORATION

International Financial Reporting Standards
In February 2008, the CICA Accounting Standards Board confirmed that Canadian GAAP for publicly accountable enterprises will be converged with IFRS in calendar year 2011.  As a result, Canadian public companies will be required to prepare their financial statements in accordance with IFRS as issued by the International Accounting Standards Board, for financial years beginning on or after January 1, 2011.  We expect to adopt IFRS as the basis for preparing our consolidated financial statements effective January 1, 2011.  During 2008, the Company established an IFRS implementation committee with a mandate to oversee the conversion process.  Pages 45 and 46 of our Management’s Discussion and Analysis accompanying our 2008 Audited Consolidated Financial Statements contain a discussion of the key elements of our transition plan.

The process of evaluating the potential impact of IFRS on the consolidated financial statements is an ongoing one as the International Accounting Standards Board and the AcSB continue to issue new standards and recommendations.  Therefore, the Company is not yet in a position to determine the impact on our financial results.

As the Company continues to assess the impact of IFRS adoption on its business activities, processes and accounting policies, it will implement a communication strategy, as appropriate, aimed at all stakeholders, including employees, rating agencies, and shareholders, to assist in their understanding of its transition to IFRS.  Additionally, the IFRS implementation committee will continue to revisit the conversion plan and accordingly, changes to the plan may be required, as more information on the Company’s adoption of IFRS becomes known.

CONTROLS AND PROCEDURES

In accordance with the Canadian Securities Administrators Multilateral Instrument 52-109, the Company has filed certificates signed by the Chief Executive Officer and the Chief Financial Officer certifying that, among other things, the design of disclosure controls and procedures and the design of internal control over financial reporting are adequate.  The disclosure controls and procedures provide reasonable assurance that material financial information has been duly disclosed by the Company and its subsidiaries.  Furthermore, internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of the Company’s financial reporting and its compliance with Canadian GAAP in its financial statements.

The Chief Executive Officer and the Chief Financial Officer of the Company have also evaluated whether there were changes to its internal control over financial reporting during the three-month period ended March 31, 2009 that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.  No changes were identified through their evaluation.

MANAGING RISK

The Company is exposed to a number of risks that have the potential to affect its operating and financial performance.  These risks have been detailed in the section entitled “Managing Risk” in the Company’s Management’s Discussion and Analysis as at and for the year ended December 31, 2008 and the section entitled “Risk Factors” in the Company’s Annual Information Form.  The Company has not identified any material changes to the risk factors affecting our business and our approach to managing those risks from those described in the documents referred to above.

DUNDEE CORPORATION

FORWARD LOOKING STATEMENTS

Dundee Corporation’s public communications may include written or oral forward looking statements.  Statements of this type are included in this Management’s Discussion and Analysis (“MD&A”), and may be included in other filings with the Canadian and United States securities regulators, stock exchanges or in other communications.  All such statements are made pursuant to the “safe harbour” provisions of applicable Canadian and U.S. Securities laws.  Forward looking statements may include, but are not limited to, statements about anticipated future events including comments with respect to our objectives and priorities for 2009 and beyond, strategies or further actions with respect to the Company, its products and services, business operations, financial performance and condition.  Forward looking statements are statements that are predictive in nature, depend upon or refer to future events or conditions or include words such as “expects”, “anticipates”, “intends”, “plans”, “believes”, “estimates” or similar expressions.  Such statements are based on current expectations of management of the Company and inherently involve numerous risks and uncertainties, known and unknown, including economic factors and those affecting the financial services, real estate and resources industries generally.  The forward looking information contained in this MD&A is presented for the purpose of assisting our shareholders in understanding our business operations and strategic priorities and objectives as at the periods indicated and may not be appropriate for other purposes.

The risks, uncertainties and other factors that may influence actual results are referenced in the section entitled “Managing Risk” in this MD&A.  Actual results may differ materially from the forward looking statements contained in this MD&A, depending upon, among other factors, general economic and market conditions, our ability to execute our strategic plans and meet financial obligations, the performance of the Company’s principal subsidiaries and the Company’s ability to raise additional capital; creating, attracting and retaining AUM and AUA in light of the global recession and steep declines in global equity markets; competition faced by the Company; regulation of the Company’s businesses; risks associated with the Company’s real estate and resources businesses and the Company’s investment holdings in general, including risks associated with oil and gas and mining exploration, development and processing activities, environmental risks, inflation, changes in interest rates, commodity prices and other financial exposures; maintenance of minimum regulatory capital requirements for certain of the Company’s subsidiaries and the ability of the Company and its subsidiaries to attract and retain key personnel.  The preceding list is not exhaustive of all possible risk factors that may influence actual results, and are identified based upon information available as of May 14, 2009.

Assumptions about the future performance of the Canadian and U.S. economies were material factors considered by management when setting the Company’s strategic priorities and objectives, and when determining our financial targets.  In determining our expectations for economic growth in the financial services, real estate and resource sectors, we considered historical economic data provided by the Canadian government and its agencies and current market conditions, including the status of the current economic and credit crisis.

Forward looking statements contained in this MD&A are not guarantees of future performance and actual events and results could differ materially from those expressed or implied by forward looking statements made by the Company.  Prospective investors are cautioned to consider these and other factors carefully when making decisions with respect to the Company and not place undue reliance on forward looking statements.  As evidenced by the events over the latter part of 2008 and early 2009, market volatility and the recent economic and credit crisis, circumstances affecting the Company may change rapidly.  Except as may be required by applicable law, the Company does not undertake any obligation to update publicly or revise any such forward looking statements, whether as a result of new information, future events or otherwise.

INFORMATION CONCERNING DUNDEE CORPORATION

Additional information relating to Dundee Corporation, including a copy of the Company’s Annual Information Form, may be found on SEDAR at www.sedar.com.

Toronto, Ontario
May 14, 2009

DUNDEE CORPORATION